David Lubin & Associates, PLLC
5 North Village Avenue
Rockville Center, NY 11570
Tel. (516) 887-8200
Fax (516) 887-8250

April 6, 2010

BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Mr. Scot Foley, Esq.

Re: Enterologics, Inc.
Registration Statement on Form S-1A
Filed on March 25, 2010
File Number 333-16495

Dear Mr. Foley:

On behalf of Enterologics, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No.2 to Registration Statement on Form S-1/A ("Amendment No.2”) in response to the Commission's comment letter, dated April 2, 2010 (the “Comment Letter”).

In addition to Amendment No.2, the Company supplementally responds to all the Commission's comments as follows:

Management’s Discussion of Financial Condition and Results of Operations

Results of Operations, Page 31

Comment No. 1.   Please revise the amount disclosed for total operating expenses to $7,964. The amount that is currently disclosed of $8,099 is the amount of the net loss.

Response No. 1.   Amendment No. 2 has been revised in accordance with the Comment Letter.

The Company respectfully submits via EDGAR the foregoing response to the Commission and Amendment No.2 as requested by the Commission.  Please note that we are also submitting a marked copy showing the changes made in Amendment No.2 in order to help expedite the review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.  Thank you very much.

Very truly yours,

/s/ David Lubin & Associates, PLLC

David Lubin & Associates, PLLC

cc:  Dr. Robert Hoerr